"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 21.02.03

ORK – Trade subject to notification: own shares

Orkla ASA has after the closing hour of the Oslo Stock Exchange on February 20, 2003 initiated a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 680.000 shares.

The transaction will be cash settled based on the market price of Orkla shares. The derivative position is linked to hedging of Orkla's share price based bonus programme and the transaction is carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Orkla's total shareholding of own shares is 8.105.282. In addition, Orkla has a exposure through cash settled financial derivatives equivalent to 994.400 shares linked to hedging of its share price based bonus programme.

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Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 20 February 2003

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 19 February 2003 sold 100 shares in Elkem ASA at a price of NOK 133 per share. After this transaction Orkla including subsidiaries owns 19,436,502 Elkem shares, representing 39.44% of the share capital.

The background for the sale is the resolution adopted by the Oslo Stock Exchange Appeals Committee on 18 February 2003, which maintains the resolution adopted by the Board of the Oslo Stock Exchange on 18 December 2002 that the ownership interests in Elkem held by Orkla and Nordstjernen Holding should be treated as a consolidated holding.

As stated in a Stock Exchange notification dated 19 December 2002, Orkla does not intend to make a mandatory offer on outstanding shares of Elkem. Orkla has with this sale brought the total shareholding owned by Orkla and Nordstjernen Holding together to less than 40 per cent.